Exhibit (e)(23)

January 14, 2022

Dear Jerome:

As you know, Cerner Corporation (the “Company”) has entered into that certain Agreement and Plan of Merger, by and among the Company, OC Acquisition LLC, a Delaware limited liability company (“Parent”), Cedar Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent, and Oracle Corporation (the “Merger Agreement”), which contemplates, among other things, the acquisition of the Company by Parent (the “Transaction”). Reference is made to the Company Executive Severance Agreement effective as of June 1, 2020, as amended on February 19, 2021, by and between you and the Company (the “Severance Agreement”).

As an inducement for Oracle Corporation and Parent to enter into the Merger Agreement, subject to and effective upon the Closing (as defined in the Merger Agreement), you hereby agree to waive any right to voluntarily terminate your employment following a Constructive Termination or for Good Reason, in each case, pursuant to clause (1) of the applicable defined term as set forth on Appendix A of the Severance Agreement at any time from and after the Acceptance Time (as defined in the Merger Agreement) (the “Waiver Period”).

If (i) your employment is terminated other than on account of an Ineligible Severance Event (as defined in the Severance Agreement) by the Company, Parent or any parent, subsidiary or affiliate of the Company or Parent (collectively, the “Company Group”) from and after the Effective Time (as defined in the Merger Agreement) but prior to the twelve (12) month anniversary of the Effective Time, (ii) you voluntarily terminate your employment following a Constructive Termination or for Good Reason other than due to clause (1) of the applicable defined term, or (iii) you remain continuously employed with the Company Group through the twelve (12) month anniversary of the Effective Time (the first to occur of (i), (ii) and (iii) referred to as the “Payment Trigger”), subject to your execution of a release of claims in favor of the Company Group in a form provided by the Company Group (the “Release”) and such Release becoming effective within 52 days following the occurrence of the Payment Trigger, you will receive the following benefits (“Benefits”):

1.	Your Accrued Amounts (as defined in the Severance Agreement);

2.	Cash severance in the amount of $2,300,000 payable in a lump sum payment no later than sixty (60) days following the occurrence of the Payment Trigger;

3.

The equity acceleration benefit pursuant to the terms set forth in Section 2.D.3.d of the Severance Agreement with such equity acceleration benefit effective as of the occurrence of the Payment Trigger; and

4.

In connection with a termination of employment pursuant to clause (i) or (ii) in the paragraph above, the COBRA continuation premiums payments, payable pursuant to the terms set forth in Section 2.D.3.c of the Severance Agreement.

For the avoidance of doubt, other than the Benefits outlined herein, following the earlier to occur of your termination of employment with the Company Group following the Effective Time and the twelve (12) month anniversary of the Effective Time, you will have no continuing rights or entitlements, and no member of the Company Group will have any obligations to you, under the Severance Agreement.

This letter agreement is governed by the laws of the State of California and will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns as of the date it is executed. In the event that the Merger Agreement is terminated without a closing of the Transaction, this letter agreement shall automatically terminate without the requirement of any action by any of the parties hereto and shall be null and void ab initio and of no further force or effect.

Except as expressly set forth herein, the Severance Agreement will continue in full force and effect without any amendment of the terms or conditions therein.

This letter agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

[Signature Page Follows]

Sincerely,

Cerner Corporation

By:	/s/ Daniel P. Devers
Name: Daniel P. Devers
Title: EVP, Chief Legal Officer & Secretary
Dated: January 15, 2022

Acknowledged and agreed

/s/ Jerome Labat